[Letterhead of Redwood Mortgage]

December 5, 2014

Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Redwood Mortgage Investors VIII, a California Limited Partnership
Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 1, 2014
File No. 000-27816

Dear Mr. Woody:

On behalf of Redwood Mortgage Investors VIII (“RMI VIII” or the “Registrant”) we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter of November 24, 2014.  The following discussion and answers to your inquiries are presented in numbered paragraphs conforming to the numbered paragraphs in your letter.  For the convenience of the Staff, we have set forth the Staff’s comments fully in bold and italicized type immediately prior to our response.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

Consolidated Statements of Operations, page 27

1.
Please tell us how you determined it was not necessary to disclose the amount of net income attributable to non-controlling interest. Within your response, please tell us if your 72.5% owned subsidiary continues to have significant income or costs, and tell us the nature of its current operations.

It was determined that the amount of net income attributable to the non-controlling interests in Larkin LLC (the 72.5% owned subsidiary) was not significant to the REO results and activity (approximately 1.8%) and to the financial statements taken as a whole, particularly as the project was winding down at December 31, 2013, and as Larkin LLC is the only fractionally owned subsidiary.

Larkin LLC, the 72.5 % owned subsidiary is a single-asset limited liability company owned by RMI VIII and three affiliated partnerships.  The affiliated partnerships and their ownership percentages are: Redwood Mortgage Investors IV (14.5%) Redwood Mortgage Investors V (5%), and Redwood Mortgage Investors VII (8%).

The single asset held by Larkin LLC, a thirteen (13) unit residential property, was acquired by foreclosure in 2005. The building and location are of trophy quality in the highly desirable Russian Hill neighborhood. The four-story structure, with underground parking, required substantial structural and interior upgrades and renovation to prepare the 13 tenant-in-common units for sale. The work was completed in phases in the years since acquisition. Except for a short time following acquisition, the units have been vacant during the renovation.

Six units remained unsold at December 31, 2013 with a carrying value of $5.7 million on Larkin LLC (four remained at March 31, 2014). Three units remain at September 30, 2014 with a carrying value of $3.7 million on Larkin LLC. (Structural construction was completed on these units as of December 31, 2013. The interiors are unfinished and the marketing strategy – for now – is to continue to market the last three units as is.)

The total carrying value for REO of the Registrant (Held for sale and Held for investment) was approximately $179 million at December 31, 2013. The non-controlling interest portion (27.5%) of Larkin LLC represents less than 1% of the total REO carrying value of the Registrant as of December 31, 2013.

As this project is a development, the income/loss on Larkin LLC has been limited substantially to valuation reserve adjustments that occurred as the real estate markets fluctuated from acquisition through the financial crisis, the follow-on recession, and on into the recovery.  Values varied also as estimates of cost to complete increased as a result of the significant price pressure due to high-demand for materials and quality contractors in the construction boom in San Francisco beginning in 2013.

Consolidated Statements of Changes in Partners’ Capital, page 28

2.	Please tell us how you determined it was not necessary to disclose the activity for non-controlling interest holders.

As noted in the response to Comment 1. above, the activities related to the non-controlling interest in Larkin LLC are not significant to the consolidated financial statements.  At December 31, 2013, the non-controlling interest was less than 1% (approx. 0.67%) of total partner capital of the Registrant.  The non-controlling interest’s portion of net income and other activities were not significant to the overall comparable REO amounts reported in the Registrant’s Consolidated Statement of Changes in Partner Capital and the Consolidated Statements of Cash Flows.  Given the insignificance of the non-controlling interest’s activities to the overall consolidated financial statements, it was determined not to separately report this activity.

It should be noted that the non-controlling interest is held by affiliated partnerships, and not by unaffiliated investors.  The activity in Larkin LLC is disclosed in the financial statements prepared for the limited partners in the affiliated partnerships.

As such, all activity related to Larkin LLC was disclosed to the limited partners in the separate financial statements of those entities.

The Registrant hereby acknowledges the following:

- The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

- The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned (if by email to mike@redwoodmortgage.com or by telephone to my direct line at 650-645-9728).

Sincerely,

/s/ Michael R. Burwell
Michael R. Burwell
President, Redwood Mortgage Corp.
& General Partner, Redwood Mortgage Investors VIII, a California Limited Partnership
San Mateo, California

cc:           Stephen J. Schrader, Esq.
Baker & McKenzie LLP, San Francisco, California

Thomas Gard, CPA
Armanino LLP, San Ramon, California